SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  T     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is correction of the English translation of the unaudited consolidated financial statements for the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005 filed with the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

	12.31.06 (Notes 1 and 3) Ps.	12.31.05 (Notes 1 and 3) Ps.
Revenues:
Leases and services	133,224,024	106,275,250
Credit card operations	89,295,939	55,196,892
Other	—	22,986,356

Total revenues	222,519,963	184,458,498

Costs:
Leases and services	(39,056,839)	(37,544,269)
Credit card operations	(33,743,338)	(19,050,922)
Other	(1,255,943)	(18,407,519)

Total costs	(74,056,120)	(75,002,710)

Gross profit (loss):
Leases and services	94,167,185	68,730,981
Credit card operations	55,552,601	36,145,970
Other	(1,255,943)	4,578,837

Total gross profit	148,463,843	109,455,788

Selling expenses	(33,123,820)	(19,376,822)
Administrative expenses	(36,128,833)	(21,250,029)
Net income from retained interest in securitized receivables	5,514,448	2,079,801
Gain from recognition of inventories at net realizable value	177,755	2,834,063

Subtotal	(63,560,450)	(35,712,987)

Operating income	84,903,393	73,742,801

Equity loss from related companies (Note 5)	(678,569)	(244,684)

Amortization of goodwill	(2,341,822)	(2,378,817)

Financial gain generated by assets:
Interest income	1,995,274	1,449,650
Other interest	1,221,181	338,788
Interest earned by financial collocations	1,965,397	1,443,778
Mortgage loans interest (Torres de Abasto)	104,592	91,195
Exchange differences	(213,641)	908,772
Interest income from related parties (Note 5)	70,273	322

Subtotal	5,143,076	4,232,505

Financial (loss) gain generated by liabilities:
Interest expense	(3,519,247)	(3,637,467)
Exchange differences, net	189,587	(1,368,879)
Interest and exchange differences with related parties (Note 5)	(6,252,593)	(14,193,123)
Other interests	(1,193)	(94,059)
Tax interest	(130,927)	(205,646)

Subtotal	(9,714,373)	(19,499,174)

Financial results, net	(4,571,297)	(15,266,669)

Other (expense) income, net (Note 4.q.)	(967,312)	(882,677)

Income before taxes and minority interest	76,344,393	54,969,954

Income tax expense	(32,365,728)	(28,955,955)
Minority interest	(3,778,629)	(2,728,843)

Net income for the period	40,200,036	23,285,156

The accompanying notes are an integral part of these unaudited consolidated financial statements.

3	Fernando A. Esztain Director acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

	12.31.06 Ps.	12.31.05 Ps.
Additional information
Cash paid during the period for:
– Interest	16,055,005	11,799,568
– Income tax	6,995,378	413,337

Non-cash activities:
– Conversion of Unsecured Convertible Notes into ordinary shares	10,158	—
– Liquidation of interest in credit card receivables	7,405,384	6,338,030
– Issuance of credit card receivables	3,377,479	6,030,752
– Increase in fixed assets through an increase in short-term debt	—	10,860,348
– Increase in other receivables and prepaid expenses through a decrease in intangible assets	—	11,800
– Increase in inventory through a decrease in other investments non-current	—	3,827,433
– Increase in assets fixed through a decrease in other investments non-current	59,912,260	—
– Increase in other receivables and prepaid expenses through a decrease in fixed assets	—	71,073
– Increase in liabilities due to related parties through a decrease in minority interest	—	150,020
– Increase in long-term debts due to a decrease in previsions	2,569,303	—

5	Fernando A. Esztain Director acting as President

Alto Palermo S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6: SEGMENT INFORMATION

	Leases and Services Ps.	Credit card Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 12.31.06 Ps.	Total as of 12.31.05 Ps.
Revenues	133,663,843	89,295,939	7,199	222,966,981	(447,018)	222,519,963	184,458,498
Costs	(39,056,839)	(34,266,688)	(1,255,943)	(74,579,470)	523,350	(74,056,120)	(75,002,710)

Total gross profit (loss) as of 12.31.06	94,607,004	55,029,251	(1,248,744)	148,387,511	76,332	148,463,843	—

Total gross profit as of 12.31.05	69,169,383	35,302,643	4,578,836	109,050,862	404,926	—	109,455,788

Expenses:

Selling expenses	(8,436,160)	(22,881,484)	(1,806,176)	(33,123,820)	—	(33,123,820)	(19,376,822)

Administrative expenses	(15,495,765)	(20,621,068)	(12,000)	(36,128,833)	—	(36,128,833)	(21,250,029)
Net income from retained interest in securitized receivables	—	5,514,448	—	5,514,448	—	5,514,448	2,079,801
Gain from recognition of inventories at net realizable value	—	—	177,755	177,755	—	177,755	2,834,063

Operating income (loss) 12.31.06	70,675,079	17,041,147	(2,889,165)	84,827,061	76,332	84,903,393	—

Operating income 12.31.05	53,120,191	12,980,042	7,237,642	73,337,875	404,926	—	73,742,801

Equity loss from related companies	—	—	(678,569)	(678,569)	—	(678,569)	(244,684)

Amortization of goodwill	(2,220,694)	(121,128)	—	(2,341,822)	—	(2,341,822)	(2,378,817)

Financial results, net	(5,126,442)	309,364	322,113	(4,494,965)	(76,332)	(4,571,297)	(15,266,669)

Other (expense) income, net	(1,005,232)	4,419	33,501	(967,312)	—	(967,312)	(882,677)

Net income (loss) before taxes and minority interest 12.31.06	62,322,711	17,233,802	(3,212,120)	76,344,393	—	76,344,393	—

Net income before taxes and minority interest 12.31.05	34,982,820	12,963,520	7,023,614	54,969,954	—	—	54,969,954

Income tax	(27,305,514)	(5,946,956)	886,742	(32,365,728)	—	(32,365,728)	(28,955,955)

Minority interest	(1,497,035)	(2,281,594)	—	(3,778,629)	—	(3,778,629)	(2,728,843)

Net income (loss) 12.31.06	33,520,162	9,005,252	(2,325,378)	40,200,036	—	40,200,036	—

Net income 12.31.05	15,193,496	7,002,019	1,089,641	23,285,156	—	—	23,285,156

Depreciation and amortization 12.31.06 – 6 months	34,888,936	1,230,222	—	36,119,158	—	36,119,158	—

Depreciation and amortization 06.30.06 – 12 months	66,693,580	1,881,710	—	68,575,290	—	—	68,575,290

Acquisitions of fixed assets 12.31.06– 6 months	216,871,097	2,197,421	—	219,068,518	—	219,068,518	—

Acquisitions of fixed assets 06.30.06– 12 months	30,008,634	3,586,262	—	33,594,896	—	—	33,594,896

Investment in equity method investee as of 12.31.06	—	—	(549,095)	(549,095)	—	(549,095)	—

Investment in equity method investee as of 06.30.06	—	—	129,474	129,474	—	—	129,474

Operating assets as of 12.31.06	1,153,015,034	127,803,762	27,167,429	1,307,986,225	—	1,307,986,225	—

Operating assets as of 06.30.06	890,806,541	74,147,989	25,838,333	990,792,863	—	—	990,792,863

Non operating assets as of 12.31.06	203,636,307	94,563,866	29,253,927	327,454,100	(188,265)	327,265,835	—

Non operating assets as of 06.30.06	272,448,684	65,933,904	29,352,085	367,734,673	(3,482,048)	—	364,252,625

Total assets as of 12.31.06	1,356,651,341	222,367,628	56,421,356	1,635,440,325	(188,265)	1,635,252,060	—

Total assets as of 06.30.06	1,163,255,225	140,081,893	55,190,418	1,358,527,536	(3,482,048)	—	1,355,045,488

23

BUSINESS HIGHLIGHTS AS OF DECEMBER 31, 2006

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

Buenos Aires, February 9, 2007 – Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA) and alternatively the “Company”, one of the leading companies in the real estate business principally engaged in the holding, development, managing and acquisition of Shopping Centers in Argentina, is hereby showing its profits and losses for the second semester of fiscal year 2007 ended December 31, 2006.

Net income for the six-month period was Ps 40.2 million, in comparison with the Ps. 23.3 million gain for the same period of the previous year. This improvement represents an increase of 72.6%.

Total revenues as of December 31, 2006, were Ps. 222.5 million, that is, 20.6% higher than revenues recorded during the same period of the previous year. This increase principally results from the excellent momentum of our shopping centers and to the 61.8% increase of the revenues from our subsidiary Tarshop S.A.

Gross profit of the period amounted to 35.6%, from Ps 109.5 million in the second quarter of fiscal year 2006 to Ps. 148.5 million during the same period of fiscal year 2007. The consolidated operating income for the period recorded an increase of Ps. 84.9 million from Ps. 73.7 million recorded during the same period of the previous year, representing an increase of 15.1%.

EBITDA1 for the six-month period increased by Ps. 117.6 million representing an increase of 11.7% with respect to the EBITDA of the same period of the previous year.

Comments on the operation of the three-month period

The Argentine economy has undergone another year of strong growth allowing to close the calendar year 2006 with 8.4% 2 variation in the Gross Domestic Product (GDP). Consequently, this variation consolidates its fourth consecutive growth year over 8%, with an accumulated variation for such period of 40.5%2.

Public finances continued evolving positively during calendar year 2006. Public revenues recorded an interannual increase of 26.6%, whereas expense increase represented 28.8% that generated a margin in the primary results of the public accounts of 3.5% of the GDP. On the other hand, the service of the debt decreased 0.7%. These factors allowed that the consolidated public sector went from a financial deficit as percentage of the GDP of 2.0% in calendar year 2002 to a surplus of 1.7% in calendar year 2006. This improvement in the public sector budget raise moderate financial obligations for the coming years.

The monetary policy was again focused on stimulating the aggregated demand via interest rates and increase of monetary aggregates, which also derived in larger accumulation of reserves by the

[1]

Operating income plus fixed assets depreciation and intangible assets amortization. EBITDA is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.

[2]	Projections of the law firm Estudio M.A. Broda y Asociados

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: March 16, 2007.